SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)*

SPARK NETWORKS SE

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

846517100 (for American Depositary Shares, each representing 0.1 Ordinary Share)

(CUSIP Number)

Canaan VIII L.P.

c/o Canaan Partners

285 Riverside Avenue, Suite 250

Westport, Connecticut 06880

(203) 855-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846517100	SC 13D/A	Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canaan VIII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%**
14.	Type of Reporting Person (See Instructions) PN

*	American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares, no par value (“Ordinary Shares”). Each ADS represents 0.1 Ordinary Share.
**

Calculated based upon an aggregate of 2,614,914 Ordinary Shares outstanding as of November 5, 2021, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021 for the period ended September 30, 2021.

CUSIP No. 846517100	SC 13D/A	Page 3 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canaan Partners VIII LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%**
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 846517100	SC 13D/A	Page 4 of 7

EXPLANATION.

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to shares of Ordinary Shares (as defined below) of the Issuer (as defined below) and is being filed on behalf of the Reporting Persons. This Amendment No. 9 amends and supplements Amendment No. 8 previously filed with the SEC (as defined below) on November 18, 2021 (“Amendment No. 8”), Amendment No. 7 previously filed with the SEC (as defined below) on November 9, 2021 (“Amendment No. 7”), Amendment No. 6 previously filed with the SEC (as defined below) on October 25, 2021 (“Amendment No. 6”), Amendment No. 5 previously filed with the SEC (as defined below) on July 7, 2021 (“Amendment No. 5”), Amendment No. 4 previously filed with the SEC (as defined below) on May 13, 2021 (“Amendment No. 4”), Amendment No. 3 previously filed with the SEC (as defined below) on April 7, 2021 (“Amendment No. 3”), Amendment No. 2 previously filed with the SEC (as defined below) on February 8, 2021 (“Amendment No. 2”), Amendment No. 1 previously filed with the SEC (as defined below) on December 14, 2020 (“Amendment No. 1”), and the initial Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on July 16, 2019 (the “Initial Schedule 13D”, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and this Amendment No. 9, the “Schedule 13D”), with respect to the Ordinary Shares, no par value (the “Ordinary Shares”), of Spark Networks SE, a European stock corporation (Societas Europaea, SE) with its corporate seat in Germany (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 5.	INTEREST SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of this Item 5 are amended and restated as follows:

(a) and (b) As of the date of this Schedule 13D, the Partnership may be deemed to beneficially own zero ADSs, representing approximately 0.0% of the total outstanding Ordinary Shares, which ADSs are held directly by the Partnership (the “Partnership Shares”). The Partnership has sole voting, investment and dispositive power with respect to the Partnership Shares.

As of the date of this Schedule 13D, the General Partner may be deemed to beneficially own the Partnership Shares. The General Partner has sole voting, investment and dispositive power, through its control of the Partnership, with respect to the Partnership Shares.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth on Annex I attached hereto and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

CUSIP No. 846517100	SC 13D/A	Page 5 of 7

Annex I

Information with Respect to Transactions during the Past 60 Days

Date	Transaction	Shares	Price/Share ($)
11/19/2021	Sell	16,801	$2.40
11/19/2021	Sell	1,452,979	$2.50

CUSIP No. 846517100	SC 13D/A	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 22, 2021

CANAAN VIII L.P.

By:	Canaan Partners VIII LLC, its general partner

By:	/s/ Nancy Levenson
Nancy Levenson Attorney-in-Fact

CANAAN PARTNERS VIII LLC

By:	/s/ Nancy Levenson
Nancy Levenson Attorney-in-Fact

CUSIP No. 846517100	SC 13D/A	Page 7 of 7

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended